OMB Number:                                                          3235-0145
Expires:                                                      October 31, 1997
Estimated average burden
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                           UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                           SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      Doubletree Corporation
--------------------------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
--------------------------------------------------------------------------------
                  (Title of Class of Securities)

                            258624-10-5
      ------------------------------------------------------------
                          (CUSIP Number)


Michael M. Pastore, General Electric Investment Corporation, 3003 Summer Street, Stamford, CT 06904, (203) 326-3212.
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                          Communications)

                         November 8, 1996
      ------------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement   .  (A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        EXHIBIT ON PAGE 27
                          TOTAL PAGES 78

                     SCHEDULE 13D
CUSIP NO.  258624 10 5                    PAGE  2        OF  78      PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PT Investments, Inc.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                       (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS*

    OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)

    Not applicable

6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

   NUMBER OF               7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY                       2,890,287-
    OWNED BY
     EACH                  8    SHARED VOTING POWER
   REPORTING
    PERSON                           0
     WITH
                           9    SOLE DISPOSITIVE POWER

                                     2,890,287-

                          10    SHARED DISPOSITIVE POWER

                                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,890,287-

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.3%

14     TYPE OF REPORTING PERSON*
         CO

-INCLUDES 262,753 SHARES ISSUABLE UPON EXERCISE OF WARRANTS AT ANY TIME BEFORE
 NOVEMBER 8, 2001

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  Page 2 of 78 Pages

                     SCHEDULE 13D
CUSIP NO.  258624 10 5                    PAGE  3        OF  78      PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GE Investment Hotel Partners I, Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                       (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS*

       Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

   NUMBER OF               7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY                       6,059,226
    OWNED BY
     EACH                  8    SHARED VOTING POWER
   REPORTING
    PERSON                           0
     WITH
                           9    SOLE DISPOSITIVE POWER

                                     6,059,226

                          10    SHARED DISPOSITIVE POWER

                                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,059,226

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         15.3%

14     TYPE OF REPORTING PERSON*
         PN


             *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  Page 3 of 78 Pages

                     SCHEDULE 13D
CUSIP NO.  258624 10 5                    PAGE  4        OF  78      PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   GE Invesment Management Incorporated

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                       (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS*

       Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

   NUMBER OF               7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY                       1,755
    OWNED BY
     EACH                  8    SHARED VOTING POWER
   REPORTING
    PERSON                           0
     WITH
                           9    SOLE DISPOSITIVE POWER

                                     1,775-

                          10    SHARED DISPOSITIVE POWER

                                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,775

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         **

14     TYPE OF REPORTING PERSON*
         CO


**PERCENTAGE OF BENEFICIAL OWNERSHIP IS LESS THAN 0.01%.
           *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  Page 4 of 78 Pages

                     SCHEDULE 13D
CUSIP NO.  258624 10 5                    PAGE  5        OF  78      PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    General Electric Company

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                       (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS*

    Not applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of New York

   NUMBER OF               7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY                       1,775 (See 11 below)
    OWNED BY
     EACH                  8    SHARED VOTING POWER
   REPORTING
    PERSON                           0
     WITH
                           9    SOLE DISPOSITIVE POWER

                                     1,775 (See 11 below)

                          10    SHARED DISPOSITIVE POWER

                                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,775 (these shares are owned beneficially and of record by a wholly owned subsidiary of the reporting person)

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          **

14     TYPE OF REPORTING PERSON*
          CO


**PERCENTAGE OF BENEFICIAL OWNERSHIP IS LESS THAN 0.01%.
             *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  Page 5 of 78 Pages

                     SCHEDULE 13D
CUSIP NO.  258624 10 5                    PAGE  6        OF  78      PAGES

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Trustees of General Electric Pension Trust

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                       (b) X

3 SEC USE ONLY


4 SOURCE OF FUNDS*

       PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) or 2(e)

6 CITIZENSHIP OR PLACE OF ORGANIZATION

    State of New York

   NUMBER OF               7    SOLE VOTING POWER
    SHARES
  BENEFICIALLY                       3,027,421-
    OWNED BY
     EACH                  8    SHARED VOTING POWER
   REPORTING
    PERSON                           0
     WITH
                           9    SOLE DISPOSITIVE POWER

                                     3,027,421-

                          10    SHARED DISPOSITIVE POWER

                                     0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,027,421-

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  x

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.6%

14     TYPE OF REPORTING PERSON*
          EP

-Includes 2,627,534 owned and record by a wholly owned subsidiary of the reporting person and 262,753 shares issuable upon exercise of warrants owned by such subsidiary.

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  Page 6 of 78 Pages

ITEM 1.     SECURITY AND ISSUER
-------     -------------------

       This statement relates to the common stock, $0.01 par value per share ("Common Stock"), of Doubletree Corporation (the "Issuer"), having its principal executive offices at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

       The entities identified in the first paragraph of the response to Item 2 (the "Reporting Persons") have entered into a Joint Filing Agreement, dated November 18, 1996, a copy of which is attached hereto as Schedule I.


ITEM 2.     IDENTITY AND BACKGROUND
-------     -----------------------

       This statement is filed on behalf of GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership ("GEHOP"), General Electric Company, a New York corporation ("GE"), GE Investment Management Incorporated, a Delaware corporation and a wholly owned subsidiary of GE ("GEIM"), Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), and PT Investments, Inc., a Delaware corporation and a wholly owned subsidiary of GEPT ("PT"). GEIM is the general partner of GEHOP.

       GEPT administers the pension assets held for the benefit of employees of GE. PT acquires and holds title to property, collects income therefrom and remits the entire amount of such income, less expenses, to an organization exempt under Section 501(a) of the Internal Revenue Code of 1986. GE is a diversified manufacturing and financial corporation. GEIM is a registered investment advisor. GEHOP is a limited partnership engaged in investing in hotel assets.

       The address of the principal offices of GEHOP, GEPT, PT and GEIM is 3003 Summer Street, Stamford, Connecticut 06904. The address of the principal offices of General Electric Company is 3135 Easton Turnpike, Fairfield CT 06431.

       For information with respect to the identity and principal occupation of each (i) executive officer and director of the general partner of GEHOP see
Schedule II attached hereto; (ii) executive officer and director of GEIM see
Schedule II attached hereto; (iii) executive officer and director of GE see
Schedule III attached hereto; (iv) executive officer and director of PT see
Schedule IV attached hereto; and (v) Trustee of GEPT see Schedule V attached hereto.

                  Page 7 of 78 Pages

       During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III, IV or V has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedule II and III are United States citizens, except Paolo Fresco, Vice Chairman of the Board and an Executive Officer of GE, who is an Italian citizen, and Claudio X. Gonzalez, a Director of GE, who is a Mexican citizen.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
-------     --------------------------------------------------

       Pursuant to a Securities Purchase Agreement dated as of October 31,
1996, a copy of which is attached hereto as Exhibit 2, on November 8, 1996, PT purchased for $100,000,000 (a) 2,627,534 shares of the Issuer's Common Stock and
(b) five-year warrants to purchase 262,753 shares of the Issuer's Common Stock at an exercise price of $38.06 per share (the "Warrants"). PT financed its purchase of the shares through capital contributions from GEPT. GEPT funded the contributions from its cash on hand.

ITEM 4.     PURPOSE OF TRANSACTION
-------     ----------------------

       PT acquired the shares of Common Stock and the Warrants reported herein as an investment and to provide the Issuer with funds to finance the acquisition of Red Lion Hotels, Inc.

       The Reporting Persons intend to reexamine their investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such time as they consider advisable.

       Subject to the foregoing, the Reporting Persons do not have any present plans or proposals which relate to or would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                  Page 8 of 78 Pages

       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

       (e) Any material change in the present capitalization or dividend policy of the Issuer;

       (f) Any other material change in the Issuer's business or corporate structure;

       (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (j)  Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
-------     ------------------------------------

       According to the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 1996, there were 23,095,586 shares of Common Stock outstanding as of October 11, 1996. In addition to the shares of Common Stock (and shares of Common Stock issuable upon exercise of the Warrants) issued and sold to PT as described herein, the Reporting Persons understand that (i) on November 8, 1996, the outstanding securities of Red Lion Hotels, Inc. were converted into the right to receive an aggregate of 7,381,588 shares of Common Stock (less any fractional shares represented thereby) as merger consideration pursuant to the Issuer's acquisition of Red Lion Hotels, Inc. and (ii) on November 8, 1996 and November 13, 1996, the Issuer issued an aggregate of 6,440,000 shares of Common Stock in an underwritten public offering. Thus, there were 39,544,708


                  Page 9 of 78 Pages
shares (or, upon exercise of the Warrants, 39,807,461 shares) of Common Stock outstanding on a pro forma basis as of October 11, 1996 after adjusting for such issuances of additional shares of Common Stock (such amount, the "Total Adjusted Outstanding Shares").

       The Reporting Persons together beneficially own an aggregate of 9,088,402 shares of Common Stock (including 262,753 shares issuable upon exercise of the Warrants and 10,000 shares issuable upon exercise of a certain option, as discussed below), or 22.83% of the Total Adjusted Outstanding Shares.

       (a) PT beneficially owns 2,890,287 shares of Common Stock, representing 7.26% of the Total Adjusted Outstanding Shares. This number includes 2,627,534 shares of Common Stock purchased by PT on November 8, 1996 and 262,753 shares issuable upon exercise of the Warrants purchased on November 8, 1996. A copy of the certificate evidencing the Warrants is attached hereto as
Exhibit 3.

       GEPT beneficially owns 3,027,421 shares of Common Stock, representing 7.0% of the Total Adjusted Outstanding Shares. This number includes 2,890,287 shares of Common Stock beneficially owned by PT, which is a wholly owned subsidiary of GEPT, as well as 137,134 shares of Common Stock held by GEPT.

       GEHOP beneficially owns 6,059,226 shares of Common Stock, representing 15.32% of the Total Adjusted Outstanding Shares. This number includes 6,049,226 shares of Common Stock held by GEHOP and 10,000 shares subject to the vested portion of an outstanding option to purchase 20,000 shares granted to GEHOP on June 30, 1994.

       GEIM, which is the general partner of GEHOP, beneficially owns 1,755 shares of Common Stock, representing less than 0.1% of the Total Adjusted Outstanding Shares.

       GE has beneficial ownership of 1,755 shares of Common Stock. These shares are held beneficially and of record by GEIM, a wholly owned subsidiary of GE.

       GEHOP, GEIM and PT each expressly disclaim beneficial ownership of the shares of the Issuer's Common Stock owned by filing persons other than itself, GE disclaims beneficial ownership of the shares owned by GEHOP, GEPT and PT, and GEPT disclaims beneficial ownership of the shares owned by GEHOP, GEIM and GE.

       (b) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the power to vote or to direct the vote or to dispose or direct


                  Page 10 of 78 Pages
the disposition of any of the securities which any of the Reporting Persons may be deemed to beneficially own.

       (c) Except for the transactions described above effected by PT on November 8, 1996, no Reporting Person has effected any transaction in shares of Common Stock during the preceding sixty days and to the best knowledge of each Reporting Person, no person identified in Schedules II, III, IV or V, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding sixty days.

       (d) No other person except for the Reporting Persons are known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons and covered by this Schedule 13D.

       (e)  Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO
-------     --------------------------------------------------------------------
            SECURITIES OF THE ISSUER
            -------------------------

       There are no contracts, arrangements, understandings or relationships, except the Amendment No. 3 to the Incorporation and Registration Rights Agreement (a copy of which is attached hereto as Exhibit 1), the Securities Purchase Agreement (a copy of which is attached hereto as Exhibit 2), the Warrant Certificate (a copy of which is attached hereto as Exhibit 3), and the outstanding option granted to GEHOP entitling GEHOP to purchase 20,000 shares of Common Stock (a copy of which is attached hereto as Exhibit 4) among GEHOP, GEIM, GE, GEPT or PT or, to the best of their knowledge, any executive officer or director of any of them and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of parcels.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS
-------     --------------------------------

Exhibit 1
  Amendment No. 3 to the Incorporation and Registration Rights Agreement

Exhibit 2
  Securities Purchase Agreement


                  Page 11 of 78 Pages

Exhibit 3
  Warrant Certificate for 262,753 Shares of Common Stock

Exhibit 4
  Option to Purchase 20,000 Shares of Common Stock Held by GEHOP


                  Page 12 of 78 Pages

                       SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            GE INVESTMENT HOTEL PARTNERS I,
                 LIMITED PARTNERSHIP

            By:  GE Investment Management Incorporated,
                 Its General Partner

            By: /s/ Alan M. Lewis
               --------------------------------
               Name: Alan M. Lewis
               Title:  Executive Vice President



Dated: November 18, 1996


                  Page 13 of 78 Pages

                       SIGNATURE
                       ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 GENERAL ELECTRIC COMPANY

                 By: /s/ Dale F. Frey
                    -----------------------
                    Name: Dale F. Frey
                      Title: Vice President



Dated:  November 18, 1996


                  Page 14 of 78 Pages

                       SIGNATURE
                       ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 GE INVESTMENT MANAGEMENT, INCORPORATED


                 By: /s/ Alan M. Lewis
                    ---------------------------------
                    Name: Alan M. Lewis
                      Title: Executive Vice President



Dated:  November 18, 1996



                  Page 15 of 78 Pages

                       SIGNATURE
                       ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 GENERAL ELECTRIC PENSION TRUST

                 By: /s/ Alan M. Lewis
                    --------------------------------
                    Name: Alan M. Lewis
                      Title: Trustee



Dated:  November 18, 1996



                  Page 16 of 78 Pages

                       SIGNATURE
                       ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 PT INVESTMENTS, INC.

                 By: /s/ Michael M. Pastore
                    -----------------------
                    Name: Michael M. Pastore
                      Title: Vice President



Dated:  November 18, 1996


                  Page 17 of 78 Pages

                                                                      Schedule I


                JOINT FILING AGREEMENT
                ----------------------


       The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Stock of Doubletree Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Section 13-d-1(f) on behalf of each such person.

Dated:  November 18, 1996
                                GE INVESTMENT HOTEL PARTNERS,
                                LIMITED PARTNERSHIP

                                By:  GE Investment Management
                                     Incorporated, Its General
                                     Partner


                                By: /s/ Alan M. Lewis
                                   --------------------------------
                                   Name: Alan M. Lewis
                                   Title: Executive Vice President



                                GENERAL ELECTRIC COMPANY


                                By: /s/ Dale F. Frey
                                   --------------------------------
                                   Name: Dale F. Frey
                                   Title: Vice President



                                GE INVESTMENT MANAGEMENT
                                INCORPORATED


                                By: /s/ Alan M. Lewis
                                   --------------------------------
                                   Name: Alan M. Lewis
                                   Title: Executive Vice President



                                TRUSTEES OF GENERAL ELECTRIC PENSION
                                TRUST


                                By: /s/ Alan M. Lewis
                                   ------------------------------
                                   Name: Alan M. Lewis
                                   Title: Trustee



                  Page 18 of 78 Pages

                                PT INVESTMENTS, INC.


                                By: /s/ Michael M. Pastore
                                   ---------------------------------
                                   Name: Michael M. Pastore
                                   Title:  Vice President


                  Page 19 of 78 Pages

                                                                     Schedule II


GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE Investment Hotel Partners I, Limited Partnership



  The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

  The names and principal occupations of the Officers of GE Investment Management Incorporated are as follows:

OFFICERS
--------

Dale F. Frey                        Chairman of the Board, Chief
                                       Executive Officer and
                                       President
Eugene K. Bolton                    Executive Vice President
Michael J. Cosgrove                 Executive Vice President
Ralph R. Layman                     Executive Vice President
Alan M. Lewis                       Executive Vice President,
                                       General Counsel and Secretary
John H. Myers                       Executive Vice President
Geoffrey R. Norman                  Executive Vice President
Donald W. Torey                     Executive Vice President and
                                       Treasurer
Stephen B. Hoover                   Senior Vice President
Philip A. Mercurio                  Senior Vice President
Philip A. Riordan                   Senior Vice President
Mark A. Dunham                      Senior Vice President
Suzanne D. Dowd                     Vice President
Ronald I. Felmus                    Vice President
Keith G. Smith                      Vice President
Michael D. Wright                   Vice President
Constance K. Doyle                  Vice President
Steven M. Beringer                  Vice President
Joseph M. Velez                     Vice President
Matthew J. Witkos                   Vice President
Christopher P. Mullahy              Vice President
Michael S. Petrucelli               Vice President - Finance
Michael M. Pastore                  Vice President and Assistant
                                       Secretary
Matthew J. Simpson                  Vice President and Assistant
                                       Secretary
Michael J. Strone                   Vice President and Assistant
                                       Secretary


                  Page 20 of 78 Pages

    The names and principal occupations of the Directors of GE Investment Management Incorporated are as follows:


Eugene K. Bolton                  Executive Vice President of
                                  GEIM and Trustee of GEPT
Michael J. Cosgrove               Executive Vice President of
                                  GEIM and Trustee of GEPT
Dale F. Frey                      Chairman of the Board, Chief
                                  Executive Officer and
                                  President of GEIM and Trustee
                                  of GEPT
Ralph R. Layman                   Executive Vice President of
                                  GEIM and Trustee of GEPT
Alan M. Lewis                     Executive Vice President,
                                  General Counsel and Secretary
                                  of GEIM and Trustee of GEPT
John H. Myers                     Executive Vice President of
                                  GEIM and Trustee of GEPT
Geoffrey R. Norman                Executive Vice President
Donald W. Torey                   Executive Vice President and
                                  Treasurer of GEIM and Trustee
                                  of GEPT


                  Page 21 of 78 Pages

                                                                    Schedule III

      GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS
      -------------------------------------------


    The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

    The names and principal occupations of the Officers of General Electric Company are as follows:

J.F. Welch, Jr.              Chairman of the Board and Chief
                                Executive Officer
P. Fresco                    Vice Chairman of the Board and
                                Executive Officer
F.P. Doyle                   Executive Vice President
P.D. Ameen                   Vice President and Comptroller
J.R. Bunt                    Vice President and Treasurer
D.R. Calhoun                 Vice President - GE Transportation
                                Systems
W.J. Conaty                  Senior Vice President - Human
                                Resources
D.D. Dammerman               Senior Vice President - Finance
L.S. Edelheit                Senior Vice President - Corporate
                                Research and Development
D.F. Frey                    Vice President and Chairman and
                                President; GE Investments Corp.
B.W. Heineman, Jr.           Senior Vice President - General
                                Counsel and Secretary
W.J. McNerney, Jr.           Senior Vice President - GE Lighting
E.F. Murphy                  Senior Vice President - GE Aircraft
                                Engines
R.L. Nardelli                Senior Vice President - GE Power
                                Systems
R.W. Nelson                  Vice President - Corporate
                                Financial Planning and Analysis
J.D. Opie                    Vice Chairman of the Board and
                                Executive Officer
G.M. Reiner                  Vice President - Corporate Business
                                Development
G.L. Rogers                  Vice President - GE Motors
J.R. Stonesifer              Senior Vice President - GE
                                Appliances
J.M. Trani                   Senior Vice President - GE Medical
                                Systems
L.G. Trotter                 Senior Vice President - GE
                                Electrical Distribution and Control


                  Page 22 of 78 Pages

                      CITIZENSHIP
                      -----------
              (other than United States)

                        C.X. Gonzalez       Mexico
                        P. Fresco           Italy




         The names and principal occupations of Directors of General Electric Company are as follows:



H.B. Atwater, Jr.            Retired Chairman, Chief Executive
                             Officer, and former Director,
                             General Mills, Inc.
D.W. Calloway                Chairman of the Board, Chief
                             Executive Officer and Director,
                             PepsiCo, Inc.
S.S. Cathcart                Retired Chairman, Illinois Tool
                             Works
D.D. Dammerman               Senior Vice President-Finance,
                             General Electric Company
P. Fresco                    Vice Chairman of the Board and
                             Managing Director, Kimberly-Clark
                             de Mexico, S.A. de C.V.
C.X. Gonzalez                Vice Chairman of the Board and
                             Executive Officer, General Electric
                             Company
R.E. Mercer                  Retired Chairman of the Board and
                             former Director, the Goodyear Tire
                             & Rubber Company
G.G. Michelson               Director, Federated Department
                             Stores
J.O. Opie                    Vice Chairman of the Board and
                             Executive Officer, General Electric
                             Company
R.S. Penske                  President, Penske Corporation
B.S. Prieskel                Former Senior Vice President,
                             Motion Picture Association of
                             America
F.H.T. Rhodes                President Emeritus, Cornell
                             University
A.C. Sigler                  Chairman of the Board, Champion
                             International Corporation
D.A. Warner III              Chairman of the Board, President,
                             and Chief Executive Officer, J.P.
                             Morgan & Co. Incorporated and
                             Morgan Guaranty Trust Company


                  Page 23 of 78 Pages

J.F. Welch, Jr.              Chairman of the Board and Chief
                             Executive Officer, General Electric
                             Company


                  Page 24 of 78 Pages

                                                                     Schedule IV

                 PT INVESTMENTS, INC.
                 --------------------

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Executive Officers of PT Investments, Inc. are as follows:

John H. Myers                President

Rober J. Zalucki             Vice President and Assistant
                             Secretary and Assistant Treasurer

David W. Wiederecht          Vice President and Treasurer

Michael M. Pastore           Vice President and Secretary


         The names and principal occupations of each of the directors of PT Investments, Inc. are as follows:

Alan M. Lewis                Executive Vice President, General Counsel and
                             Secretary of GEIM and Trustee of GEPT
John H. Myers                Executive Vice President of GEIM and Trustee of
                             GEPT



                  Page 25 of 78 Pages

                                                                      Schedule V


GENERAL ELECTRIC PENSION TRUST
------------------------------

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:

Eugene K. Bolton             Executive Vice President of GEIM
Michael J. Cosgrove          Executive Vice President of GEIM
Dale F. Frey                 Chairman of the Board, Chief
                             Executive Officer and President of
                             GEIM
Ralph R. Layman              Executive Vice President of GEIM
Alan M. Lewis                Executive Vice President, General
                             Counsel and Secretary of GEIM
John H. Myers                Executive Vice President of GEIM
Donald W. Torey              Executive Vice President and
                             Treasurer of GEIM


                  Page 26 of 78 Pages

                       EXHIBIT 1
                       ---------


                    AMENDMENT NO. 3
                   INCORPORATION AND
             REGISTRATION RIGHTS AGREEMENT

         This Third Amendment to Incorporation and Registration Rights
Agreement (this "Third Amendment") dated as of November 8, 1996 is made by and among Doubletree Corporation, a Delaware corporation (the "Company"), GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership ("GEHOP"), MetPark Funding, Inc., a Delaware corporation ("Met Sub"), The Ueberroth Family Trust ("Ueberroth"), Ueberroth Investment Trust ("Investment"), Mr. Richard J. Ferris ("Ferris"), Ridge Partners, L.P., a Delaware limited partnership ("Ridge"), Mr. Robert M. Solmson (the "Representative"), for himself and as attorney-in-fact for the RFS Shareholders (as defined in the Second Amendment referred to below), Canadian Pacific Hotels Holdings (U.S.) Inc., a Delaware corporation ("CPPHUS"), and Red Lion, a California Limited Partnership (the "RL Partnership").
         This Third Amendment amends the Incorporation and Registration Rights Agreement dated as of December 16, 1993 (the "Original Agreement"), by and among Doubletree Partners, a Delaware general partnership, GQ Owners, L.P., a Delaware limited partnership, Canadian Pacific Hotels (U.S.) Inc., a Delaware corporation ("CPHUS"), Met Sub, Ueberroth and Ferris, as first amended by Amendment No. 1 to Incorporation and Registration Rights Agreement dated as of June 30, 1994 (the "First


                  Page 27 of 78 Pages

Amendment"), by and among the parties to the Original Agreement, the Company, GEHOP, Investment and Ridge, and as further amended by Amendment No. 2 to Incorporation and Registration Rights Agreement dated as of February 27, 1996 (the "Second Amendment"), by and among CPPHUS, as successor in interest to CPHUS under the Original Agreement and the First Amendment, and the parties hereto other than the RL Partnership. Capitalized terms used and not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Agreement, as amended by the First Amendment and the Second Amendment (as so amended, the "Existing Agreement").

                      BACKGROUND
         A.   CPPHUS has sold all Eligible Securities beneficially owned by it.
         B. The RL Partnership owns of record and beneficially 20,900,000 shares of common stock, par value $.01 per share, of Red Lion Hotels, Inc., a Delaware corporation ("Red Lion"). Pursuant to the Agreement and Plan of Merger dated as of September 12, 1996 (the "Merger Agreement"), by and among the Company, RLH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Company, and Red Lion, at the Effective Time (as defined in the Merger Agreement), such shares of Red Lion stock will be converted into the right to receive, among other things, an aggregate of 4,836,260 shares (together with any additional shares issued as a result of any stock split, stock dividend or subdivision or reclassification of such shares,


                  Page 28 of 78 Pages
the "Exchange Shares") of the Company's Common Stock. In order to induce the RL Partnership, as a majority stockholder of Red Lion, to vote for approval and adoption of the Merger Agreement and the Merger (as defined in the Merger Agreement), the Parties wish to amend the Existing Agreement to include the RL Partnership as a Party and to specify the relative rights and privileges of the Partnership with respect to the subject matter thereof.
         C. In connection with the Merger, an affiliate of GEHOP will purchase from the Company 2,627,534 newly-issued shares of Common Stock (the "New GEI Shares") and warrants to purchase up to 262,753 additional shares of Common Stock, subject to adjustment (such additional shares of Common Stock issuable upon exercise of such warrants, the "GEI Warrant Shares"). In order to induce such affiliate of GEHOP to make such purchase, the Parties wish to amend the Existing Agreement to include the New GEI Shares and, upon issuance, the GEI Warrant Shares as Eligible Securities.
         NOW THEREFORE, in consideration of the foregoing and intending to be legally bound, the Parties agree as follows:
         1.   THE RL PARTNERSHIP.  All references to "Holders" and the
"Parties" in the Existing Agreement shall be deemed to include the RL Partnership, including, without limitation, references granting to Holders certain "piggyback" registration rights pursuant to Section 3 of the Original Agreement.
         2. ADDITIONAL ELIGIBLE SECURITIES. All references to "Eligible Securities" in the Existing Agreement shall be deemed



                  Page 29 of 78 Pages
to include, without limitation, all Exchange Shares and all New GEI Shares and, upon issuance, all GEI Warrant Shares. For purposes of the Existing Agreement, as amended hereby, but for no other purpose whatsoever (whether express or implied), the New GEI Shares and the GEI Warrant Shares will be aggregated together with shares of Common Stock owned by GEHOP in order to determine the amount of Eligible Securities or shares of Common Stock which relate to GEHOP.
         3. DEMAND RIGHTS. (a) Section 2(a) of the Existing Agreement is hereby amended to provide that in addition to the rights granted therein to GEHOP, Met Sub and the Representative, the RL Partnership may, at any time after the date which is 180 days following the date on which the Effective Time occurs, deliver up to four Registration Requests to the Company, subject to
Section 2(b)(i) of the Existing Agreement as amended hereby. After receipt of a Registration Request, the Company shall file and use its best efforts to cause to become effective a registration statement under the Securities Act with respect to the number of Exchange Shares specified in such request, all within the time and in the manner specified in Section 2 of the Original Agreement.
         (b) Section 2(a) of the Existing Agreement is hereby amended to replace the term "The Partner", which begins the fifth sentence of such Section 2(a), with the term "The Holder."
         (c) The first paragraph of Section 2(b)(i) of the Existing Agreement is hereby amended and restated to read as follows:


                  Page 30 of 78 Pages

         "(i) if the Requesting Holder shall be GEHOP and the Registration Request is not the last to which such Holder is entitled under Section 2(a) and this Section 2(b)(i), or if the Requesting Holder shall be the Representative and the Registration Request is made pursuant to Section 2(c) of Amendment No. 2 to this Agreement, or if the Requesting Holder shall be the RL Partnership and the Registration Request is made pursuant to Section 3(a) of Amendment No. 3 to this Agreement and is not the first or last such request to which the RL Partnership is entitled pursuant to such Section 3(a):
         (A) the number of shares of Eligible Securities to be registered on behalf of each Holder shall be reduced (to zero, if necessary)
              PRO RATA according to the number of shares requested to be registered by each Holder; PROVIDED, HOWEVER, that in the case of the first Registration Request made by GQ Owners, any Registration Request made by the RL Partnership pursuant to
              Section 3(a) of Amendment No. 3 to this Agreement (other than its first or last such Registration Request) and the Registration Request made by the Representative pursuant to Section 2(c) of Amendment No. 2 to this Agreement, if the number of shares of Eligible Securities requested to be registered by GQ Owners, the RL Partnership or the Representative, as the case may be, shall be reduced as a result of this Section 2(b)(i) by 20%


                  Page 31 of 78 Pages
              or more, such Requesting Holder shall be entitled to request one registration in addition to (i) in the case of GQ Owners, the two registration requests GQ Owners is entitled to under Section 2(a) of this Agreement, (ii) in the case of the RL Partnership, the four registration requests the RL Partnership is entitled to under Section 3(a) of Amendment No. 3 to this Agreement and (iii) in the case of the Representative, the one registration request the Representative is entitled to under Section 2(c) of Amendment No. 2 to this Agreement; and"
         (d) The first paragraph of Section 2(b)(ii) of the Existing Agreement is hereby amended and restated to read as follows:
         "(ii) if the Requesting Holder shall be Met Sub, or if the Requesting Holder shall be GEHOP exercising the last Registration Request to which it is entitled under Section 2(a) and Section 2(b)(i) of the Existing Agreement, or if the Requesting Holder shall be the RL Partnership exercising the first or last Registration Request to which it is entitled under Section 3(a) of Amendment No. 3 to this Agreement:"
         (e) Section 2(b)(ii)(C) of the Existing Agreement is hereby amended to replace the term "Common Stock" used therein with the term "Eligible Securities."
         (f) Section 2 of the Existing Agreement is hereby amended to include the following subsection (e):


                  Page 32 of 78 Pages

         "(e)      A Holder shall be deemed not to have exercised a
Registration Request to which it is entitled under Section 2 if (i) the registration statement relating to such Registration Request does not become effective, or after it has become effective, is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court, in each case by reason of an act or omission by the Company, or (ii) the conditions to closing specified in the purchase agreement, or underwriting agreement entered into in connection with such registration statement are not satisfied, and the offering and sale of Eligible Securities to which such Registration Request relates is not consummated, because of an act or omission by the Company (other than a failure of the Company or any of its representatives to execute or deliver any closing certificate by reason of facts or circumstances not within the control of the Company or such representatives) or (iii) at any time after a Party delivers a Registration Request and prior to the effectiveness of the registration statement relating thereto, the preparation of such registration statement is discontinued or such registration statement is withdrawn or abandoned, in each case at the request of the Requesting Holder, and such Requesting Holder has elected to pay and has paid to the Company in full all of the registration expenses (including, without limitation, Company registration expenses) referenced in Section 5 in connection with such registration statement."


                  Page 33 of 78 Pages

         (g) Section 13(a) of the Existing Agreement is hereby amended to provide that one or more transferees of Eligible Securities owned by the RL Partnership may deliver a Registration Request pursuant to Section 2 if (i) such transferees have received such Eligible Securities in compliance with applicable Federal and state securities laws, (ii) such transferees have agreed in a writing, in form and substance reasonably satisfactory to the Company, to be bound by the Existing Agreement, as amended by this Third Amendment and as amended or modified hereafter, with the same duties and obligations as a Holder thereunder, and (iii) the transferee or transferees that so deliver such Registration Request hold at least a majority of the then outstanding Exchange Shares which have not been sold pursuant to a registered public offering. In addition, Section 13(a) is amended so that the references to "permitted assign(s)" or "permitted transferee" shall mean any assignee or transferee of a Holder.
         4. PIGGYBACK RIGHTS. The RL Partnership hereby agrees that in the event that shares of Eligible Securities requested by the Partnership to be registered pursuant to Section 3 of the Existing Agreement are unable to be included in a registration pursuant to market conditions then existing, as provided in the Existing Agreement, the shares to be registered for the RL Partnership shall be reduced by a pro rata amount with respect to the number of shares requested to be registered by the RL Partnership.


                  Page 34 of 78 Pages

         5. NOTICES. Section 13(b) of the Existing Agreement is hereby amended to add subsection (viii) as follows:
         "(viii) if to the RL Partnership to Red Lion, a California Limited Partnership, c/o Kohlberg Kravis Roberts & Co., 2800 Sand Hill Road, Suite 200, Menlo Park, California 94025; telephone (415) 233-6560; telecopier (415) 233-6561.
         6. AMENDMENTS. The first sentence of Section 13(d) of the Existing Agreement is hereby amended and restated in its entirety to read as follows:
         "This Agreement may not be amended or modified, and no provision hereof may be waived, except in writing, and such writing shall only be effective with respect to a Party who has executed such writing; PROVIDED, HOWEVER, that any such amendment, modification or waiver shall only be required to be so executed by a Party the rights of which under this Agreement would be adversely affected in any material respect by such amendment, modification or waiver."
         7. COUNTERPARTS. This Third Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.


                  Page 35 of 78 Pages

         IN WITNESS WHEREOF, the Parties hereto have executed this Third Amendment as of the date first written above.



DOUBLETREE CORPORATION                           METPARK FUNDING, INC.



By:                                              By:
    -------------------------                         -------------------------
    Name:                                             Name:
    Title:                                            Title:

RIDGE PARTNERS, L.P                              GE INVESTMENT HOTEL PARTNERS
                                                  I, LIMITED PARTNERSHIP
By: Kelrick, Inc., its general
    partner                                      By:  GE Investment Management
                                                      Incorporated, its general
                                                      partner

By:
    -------------------------                         By:
    Name:                                                 --------------------
    Title:                                                Name:
                                                          Title:

THE UEBERROTH FAMILY TRUST                       THE REPRESENTATIVE

By:
     -------------------------                         -------------------------
    Peter V. Ueberroth                                Robert M. Solmson
    Trustee

                                                      -------------------------
                                                      Robert M. Solmson, as
                                                      attorney-in-fact for the
                                                      RFS Shareholders


                  Page 36 of 78 Pages

UEBERROTH INVESTMENT TRUST                  RED LION, a California
                                             Limited Partnership

By:                                          By: RLA-GP Inc., its general
    ---------------------------                  partner
    Alice J. Saviez
    Not individually, but
    solely as Trustee                            By:
                                                      ----------------------
                                                      Name:
                                                      Title:
--------------------------------
Richard J. Ferris


                  Page 37 of 78 Pages

CANADIAN PACIFIC HOTELS
HOLDINGS (U.S.) INC.



By: ________________________
    ------------------------
    Name:
    Title:


                  Page 38 of 78 Pages

                       EXHIBIT 2
                       ---------

             SECURITIES PURCHASE AGREEMENT


         SECURITIES PURCHASE AGREEMENT dated as of October 31, 1996 (this "Agreement"), by and between Doubletree Corporation, a Delaware corporation (the "Seller"), and the Trustees of General Electric Pension Trust, a New York common law trust (the "Buyer"). Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement referred to below.


                       RECITALS

         WHEREAS, the Seller, RLH Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Seller ("Merger Sub"), and Red Lion Hotels, Inc., a Delaware corporation ("Red Lion"), are parties to an Agreement and Plan of Merger dated as of September 12, 1996 (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into Red Lion (the "Merger") and Red Lion will become a wholly owned subsidiary of the Seller; and

         WHEREAS, in order to finance a portion of the Cash Consideration payable under the Merger Agreement and other fees and expenses related to the Merger, the Seller wishes to issue and sell to the Buyer or an affiliate thereof, and the Buyer wishes to purchase (or to cause an affiliate of the Buyer to purchase) from the Seller, (i) the number of shares of Common Stock, par value $.01 per share, of the Seller ("Common Stock") determined in accordance with Section 1.2 below (the "Shares") and (ii) warrants, substantially in the form attached hereto as EXHIBIT A, entitling the holders thereof to purchase an aggregate of 10% of such number of Shares (the "Warrants"), all upon the terms and subject to the conditions set forth herein;

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto hereby agree as follows:

                       ARTICLE I

            PURCHASE AND SALE OF SECURITIES

         Section 1.1 PURCHASE AND SALE OF SECURITIES. Upon the terms and subject to the conditions set forth in this Agreement, the Buyer agrees to purchase (or to cause an affiliate of the Buyer to purchase) from the Seller, and the Seller agrees to issue and sell to the Buyer or such affiliate, the Shares and the Warrants (collectively, the "Securities"), for an aggregate


                  Page 39 of 78 Pages
purchase price of $100,000,000 in immediately available funds (the "Purchase Price").

         Section 1.2 ELECTED PRICE. The actual number of Shares purchased hereunder shall be equal to the quotient (rounded to the nearest whole number) of the Purchase Price divided by the "Elected Price" determined as follows:

         (a) The Seller has heretofore notified the Buyer that the expected date of the Closing under the Merger Agreement is November 8, 1996. The Seller shall use its best efforts to notify the Buyer of any changes hereafter in the expected date of the Closing (the original notice, and each notice of change, of the expected date of the Closing, a "Closing Date Notice").

         (b) The parties have agreed that, at or prior to the close of business on the twentieth day immediately prior to the date on which the Closing occurs (the "Closing Date"), the Buyer shall be entitled to elect a per Share purchase price (the "Elected Price") consisting of either (i) the Acquisition Price (as defined below), or (ii) the Market Price (as defined below), by giving written notice to the Seller of its election thereof (an "Election Notice"). For purposes hereof:

       "Acquisition Price" means an implied price per share of Common Stock equal to the product obtained by multiplying (i) a fraction, the numerator of which is the initial Exchange Ratio or 0.2398 and the denominator of which is the final adjusted Exchange Ratio, by (ii) $36.7253. For purposes of illustration, assuming that the Final Parent Stock Price were $45 (resulting in a final adjusted Exchange Ratio of 0.2153), then the Acquisition Price would be equal to $40.90. All calculations of the Acquisition Price shall be made in a manner consistent with the foregoing illustration.

       "Market Price" means (A) if the Seller shall consummate an underwritten public offering of at least $100,000,000 of its Common Stock at or immediately prior to the Closing, the per share price at which shares of Common Stock are sold to the underwriters (e.g. net of any underwriting discounts) in connection with such underwritten public offering, or (B) otherwise, the Final Parent Stock Price under the Merger Agreement.

         (c) The Buyer has delivered an Election Notice dated October 10, 1996 in which it elected the Acquisition Price to be the Elected Price. The Buyer shall be entitled hereafter to change its election with respect to the Elected Price by delivering one or more subsequent Election Notices, specifying a different Elected Price. If the actual Closing Date is three (3) or more days later than November 8, 1996, the last Election Notice received by the Seller not less than 20 business days (as defined in the Merger Agreement) prior to the actual Closing Date shall


                  Page 40 of 78 Pages
supersede all other Election Notices given hereunder, and the Elected Price determined in accordance with such last Election Notice shall be final and binding upon the parties hereto.

         Section 1.3 CLOSING. Subject to the satisfaction or waiver of the conditions to closing set forth in Article IV hereof, the closing of the purchase and sale of the Securities hereunder shall take place at the time, date and place of the Closing under the Merger Agreement. At the Closing,(a) the Seller shall issue and deliver to the Buyer (or an affiliate thereof designated by the Buyer) one or more certificates representing each of the Securities, all registered in the name of the Buyer or such affiliate, against (b) payment by the Buyer or such affiliate, as the case may be, to the Seller of the Purchase Price by wire transfer of immediately available funds to an account or accounts designated by the Seller in a written notice delivered to the Buyer not later than two (2) business days prior to the Closing Date.


                      ARTICLE II

            REPRESENTATIONS AND WARRANTIES

         Section 2.1 REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Seller hereby represents and warrants to the Buyer as follows:

       (a) ORGANIZATION AND POWER. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

       (b) AUTHORIZATION AND ENFORCEABILITY. The execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions pursuant hereto have been duly and validly authorized by all necessary corporate action on the part of the Seller. This Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally or by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

       (c) NO CONFLICT. Subject to making the filings and obtaining the approvals identified in the next paragraph, the execution and delivery of this Agreement by the Seller do not,


                  Page 41 of 78 Pages
     and the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions pursuant hereto will not,
     (i) conflict with or violate the certificate of incorporation or by-laws of the Seller, (ii) conflict with or violate any law, statute, rule, regulation, order, judgment, writ, injunction or decree applicable to the Seller, or (iii) result in any violation or breach of, or constitute a default under, any agreement, contract or other instrument to which the Seller is a party.

       (d) CONSENTS AND APPROVALS. The execution and delivery of this Agreement by the Seller do not, and the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions pursuant hereto will not, require the Seller to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity or other Person except as required by the HSR Act, the Securities Act, the Exchange Act and Blue Sky Laws.

       (e) LITIGATION. There is no action, suit, claim or proceeding pending or, to the knowledge of the Seller, threatened against the Seller or any of its subsidiaries by or before any court or other Governmental Entity which seeks to enjoin or prohibit the performance by the Seller of its obligations hereunder or the consummation by the Seller of any of the transactions pursuant hereto.

       (f) TITLE TO SECURITIES. (i) The Shares have been duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights. Upon issuance of the Shares to the Buyer or its affiliate as aforesaid, the Buyer or such affiliate (as the case may be) will acquire good and marketable title to the Shares, free and clear of any liens and encumbrances.

       (ii) The Warrants have been duly authorized and, when issued in accordance with this Agreement, will be validly issued. Upon issuance of the Warrants to the Buyer or its affiliate as aforesaid, the Buyer or such affiliate (as the case may be) will acquire good and marketable title to the Warrants, free and clear of any liens and encumbrances. At all times following the Closing during which any Warrants are outstanding and exercisable, the Seller will reserve and keep available out of its authorized Common Stock, solely for issuance and delivery upon exercise of Warrants, at least the number of shares of Common Stock issuable upon exercise of all then outstanding Warrants. The shares of Common Stock that are issued upon exercise of Warrants will, when issued in accordance with the terms thereof, be duly authorized, validly issued, fully paid, nonassessable, subject to no preemptive rights, and free and clear of any liens or encumbrances.


                Page 42 of 78 Pages

       (g) USE OF PROCEEDS. The Purchase Price will be used solely to pay a portion of the Cash Consideration and other fees and expenses related to the Merger.

       (h) BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the issuance and sale of Securities pursuant hereto based upon arrangements made by or on behalf of the Seller.

       (i) FULL DISCLOSURE. No representation or warranty by the Seller contained in this Agreement or in the Registration Statement on Form S-3 (File No. 333-13161), as amended, of the Seller contains any untrue statement of a material fact by the Seller or omits to state a material fact required to be stated therein or necessary to make the statements contained therein by the Seller, in light of the circumstances under which it was made, not false or misleading.

     Section 2.2 REPRESENTATIONS AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to the Seller as follows:

       (a) ORGANIZATION AND POWER. The Buyer is a common law trust duly organized, validly existing and in good standing under the laws of the State of New York, and has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

       (b) AUTHORIZATION AND ENFORCEABILITY. The execution, delivery and performance of this Agreement by the Buyer and the consummation of the transactions pursuant hereto have been duly and validly authorized by all necessary action on the part of the Buyer. This Agreement has been duly executed and delivered by the Buyer and constitutes the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except as such enforceability may be limited by any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally or by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity).

       (c) NO CONFLICT. Subject to making the filings and obtaining the approvals identified in the next paragraph, the execution and delivery of this Agreement by the Buyer do not, and the performance by the Buyer of its obligations hereunder and the consummation by the Buyer or its affiliate of the transactions pursuant hereto will not, (i) conflict with or violate the trust instrument or other organization documents of the Buyer or any such affiliate, (ii) conflict with or


                  Page 43 of 78 Pages
    violate any law, statute, rule, regulation, order, judgment, writ, injunction or decree applicable to the Buyer or any such affiliate, or
    (iii) result in any violation or breach of, or constitute a default under, any agreement, contract or other instrument to which the Buyer or any such affiliate is a party.

      (d) CONSENTS AND APPROVALS. The execution and delivery of this Agreement by the Buyer do not, and the performance by the Buyer of its obligations hereunder and the consummation by the Buyer or its affiliate of the transactions pursuant hereto will not, require the Buyer or any such affiliate to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity or other Person except as required by the HSR Act, the Securities Act, the Exchange Act and Blue Sky Laws.

      (e) LITIGATION. There is no action, suit, claim or proceeding pending or, to the knowledge of the Buyer, threatened against the Buyer or any of its subsidiaries by or before any court or other Governmental Entity which seeks to enjoin or prohibit the performance by the Buyer of its obligations hereunder or the consummation by the Buyer or its affiliate of any of the transactions pursuant hereto.

      (f) INVESTMENT INTENT. The Securities are being acquired by the Buyer or an affiliate thereof for the account of the Buyer or such affiliate, as the case may be, without a present view to the distribution or resale thereof or of any interest therein (it being understood that the Buyer or any such affiliate shall have the right to sell or otherwise dispose of any such Securities or any Common Stock deliverable upon exercise of the Warrants, pursuant to registration or an exemption therefrom under the Securities Act and Blue Sky Laws).

      (g) BROKERS. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the purchase of Securities pursuant hereto based upon arrangements made by or on behalf of the Buyer or any affiliate thereof.


                      ARTICLE III

                       COVENANTS

         Section 3.1 FURTHER ASSURANCES. Each of the parties hereto shall use all commercially reasonable good faith efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations (including, without limitation, under the HSR Act, the Securities Act, the Exchange Act and Blue Sky Laws), and


                  Page 44 of 78 Pages
consult with and fully cooperate with and provide reasonable assistance to each other party hereto and their respective Representatives in order, to consummate and make effective the transactions contemplated hereby as promptly as practicable hereafter.

         Section 3.2 EXPENSES. The Seller shall bear all expenses incurred by the parties hereto in connection with this Agreement or any of the transactions contemplated hereby.


                      ARTICLE IV

                      CONDITIONS

         Section 4.1 CONDITIONS. The obligation of the Seller to issue and sell the Securities to the Buyer or an affiliate thereof designated by the Buyer, and the obligation of the Buyer to purchase (or to cause an affiliate thereof to purchase) the Securities hereunder, shall be subject to the satisfaction at or prior to the Closing of the following conditions, either or both of which may be waived, in whole or in part, to the extent permitted by applicable law:

       (a) any waiting period (and any extension thereof) under the HSR Act applicable to the issuance and sale of the Securities shall have expired or been terminated; and

       (b) the Closing under the Merger Agreement shall have occurred.

         Section 4.2 ADDITIONAL BUYER CONDITIONS. The obligation of the Buyer to purchase, or to cause an affiliate to purchase, the Securities hereunder shall also be subject to the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

       (a) each of the representations and warranties of the Seller contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except where the failure to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect), and the Buyer and any such affiliate shall have received a certificate executed by an executive officer of the Seller to such effect;

       (b) the Buyer or any such affiliate shall have received an opinion or opinions, in form and substance reasonably satisfactory to the Buyer or such affiliate, dated the Closing Date, from the General Counsel of the Seller or Dewey Ballantine, special counsel to the Seller, to the effect that:


                  Page 45 of 78 Pages

       (i) the Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

       (ii) the execution, delivery and performance of this Agreement by the Seller and the consummation of the transactions pursuant hereto have been duly and validly authorized by all necessary corporate action on the part of the Seller; this Agreement has been duly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally or by the application of general principles of equity (regardless of whether such equitable principles are applied in a proceeding at law or in equity);

       (iii) the Shares have been duly authorized and, when issued in accordance with this Agreement, will be validly issued, fully paid and nonassessable and, to the knowledge of such counsel, subject to no preemptive rights;

       (iv) the Warrants have been duly authorized and, when issued in accordance with this Agreement, will be validly issued; and the shares of Common Stock that are issued upon exercise of the Warrants will, when issued in accordance with the terms of the Warrants, be validly issued, fully paid and nonassessable and, to the knowledge of such counsel, subject to no preemptive rights; and

       (v) assuming the accuracy of the representations and warranties of the Buyer set forth in Section 2.2(f) hereof, the issuance, sale and delivery of the Securities by the Seller are exempt from registration under the Securities Act; and

       (c) the Seller shall have entered into the Registration Rights Agreement (or another agreement, in form and substance reasonably satisfactory to the Buyer, providing for the Shares and any shares of Common Stock issuable upon exercise of the Warrants to be covered by the existing registration rights of the Buyer under the "Existing Agreement" referred to in the form of Registration Rights Agreement attached as Exhibit B to the Merger Agreement).

       Section 4.3  ADDITIONAL SELLER CONDITION.  The obligation of the
Seller to issue and sell the Securities hereunder shall also be subject to the condition that each of the


                  Page 46 of 78 Pages
representations and warranties of the Buyer contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except where the failure to be so true and correct would not, individually or in the aggregate, have a material adverse effect on the ability of the Buyer to perform its obligations hereunder or the ability of the Buyer or any affiliate thereof to consummate the transactions pursuant hereto), and the Seller shall have received a certificate executed by a trustee of the Buyer to such effect.


                  Page 47 of 78 Pages

                       ARTICLE V

                     MISCELLANEOUS

         Section 5.1 NOTICES. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered by hand or when mailed by registered or certified mail, postage prepaid, or when given by facsimile transmission, as follows:

         (a)  If to the Seller:

              Doubletree Corporation
              410 North 44th Street
              Suite 700
              Phoenix, Arizona 85008
              Telecopy No.: (602) 220-6602
              Attention: Chief Financial Officer

         (b)  If to the Buyer:

              General Electric Investment Corporation
              3003 Summer Street
              P.O. Box 7900
              Stamford, Connecticut  06905
              Telecopy No.: (203) 326-4179
              Attention: David W. Wiederecht

or to such other person as either party hereto shall designate by written notice to the other in the manner provided in this Section 5.1.

         Section 5.2 LIMITED LIABILITY. Any monetary obligation or liability of the Buyer under this Agreement shall be enforced solely against the assets of the Buyer and not against the Trustees of the Buyer or General Electric Company or any affiliate thereof.

         Section 5.3 ENTIRE AGREEMENT. This Agreement (including the documents specifically referred to herein) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings between the parties with respect thereto.

         Section 5.4 AMENDMENTS. This Agreement may only be amended or modified in an instrument executed by both parties hereto. This Agreement may not be assigned, in whole or in part, by either party hereto without the prior written consent of the other party hereto.

         Section 5.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State


                  Page 48 of 78 Pages
of New York, without giving effect to the conflict of law principles thereof.

         Section 5.6 COUNTERPARTS. This Agreement may be executed by the parties in two counterparts, each of which when so executed shall be an original and all of which together shall constitute one and the same instrument.


                  Page 49 of 78 Pages

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed as of the date and year first written above.


                             DOUBLETREE CORPORATION


                             By:__________________________
                                --------------------------
                                Name:
                                Title:



                             TRUSTEES OF GENERAL ELECTRIC
                               PENSION TRUST




                             By:__________________________
                                --------------------------
                                Name:   John H. Myers
                                Title:  Trustee


                  Page 50 of 78 Pages

                                                                       EXHIBIT A
                                                                       ---------

                    FORM OF WARRANT


         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.


Void after 5:00 P.M. __________                Warrants to Purchase
(unless previously terminated                  Common Stock Dated:
under the circumstances described              ___________________
herein)


           WARRANT CERTIFICATE REPRESENTING
         WARRANTS TO PURCHASE COMMON STOCK OF
                DOUBLETREE CORPORATION
         ------------------------------------

FOR VALUE RECEIVED, Doubletree Corporation, a Delaware corporation (the "Company"), hereby certifies that, _________________ ("Holder"), the holder of these Warrants (the "Warrants", and each right to purchase a share of Common Stock, a "Warrant") is entitled, subject to the terms set forth below, at any time on or after ______________, or from time to time thereafter, but not later than _______________, to purchase from the Company __________ fully paid and nonassessable shares of Common Stock, par value $.01 per share ("Common Stock"), of the Company. These Warrants and all rights hereunder, to the extent such rights shall not have been exercised, shall terminate and become null and void at 5:00 p.m., New York time, on ___________.

          These Warrants shall be subject to the terms set forth in the Securities Purchase Agreement dated as of October 31, 1996 by and between the Company and the Trustees of General Electric Pension

     ----------------------------

          1    Insert fifth anniversary of date of original issuance.
          2    Insert date of original issuance.
          3    Insert date of original issuance.
          4    Insert fifth anniversary of original date of issuance.
          5    Insert 10% of the number of Shares issued and sold at the
               Closing.
          6    Insert fifth anniversary of the date of original issuance.


                       Page 51 of 78 Pages

Trust, pursuant to which these Warrants are being issued, and to the following terms and conditions:




          SECTION 1.     EXERCISE OF WARRANTS; EXERCISE PRICE; ADJUSTMENTS
                         -------------------------------------------------
                         RELATIVE TO EXERCISE OF WARRANTS
                         --------------------------------

          1A.  EXERCISE OF WARRANTS. (a)  Subject to the conditions of this
Section 1, the holder of any Warrant at the holder's option may exercise such holder's rights under all or any part of the Warrants to purchase Common Stock (the "Warrant Shares") at a price equal to $_______ (the "Exercise Price") at any time on or after the date hereof. The Warrant Shares and the Exercise Price are subject to certain adjustments as set forth in this Section 1 and the terms Warrant Shares and Exercise Price as used herein shall as of any time be deemed to include all such adjustments to be given effect as of such time in accordance with the terms hereof.

       1B. STOCK DIVIDENDS. In case at any time the Company shall declare a dividend or make any other distribution upon any class or series of stock of the Company payable in shares of Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such convertible or exchangeable stock or securities being herein called "CONVERTIBLE SECURITIES"), the Exercise Price in effect on the record date for such dividend or distribution shall be proportionately reduced. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities, then such record date shall be deemed to be the date of the issue of the shares of Common Stock deemed to have been issued as a result of the declaration of such dividend or the making of such other distribution, as the case may be, unless such dividend or other distribution is to be measured by the market price of the Common Stock in effect on the date such dividend or other distribution is made, in which case such date shall be deemed to be the date of the issue of the shares of Common Stock deemed to have been so issued. For purposes of such adjustment, the number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company.

       1C. SUBDIVISION OR COMBINATION OF STOCK. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock issuable upon exercise of each Warrant shall be proportionately decreased.


  ----------------------------
       7    Insert final Elected Price.




                  Page 52 of 78 Pages

       1D. CHANGES IN COMMON STOCK. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or sale, transfer or other disposition of all or substantially all of its properties to another corporation, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon exercise of the Warrants, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon exercise of the Warrants had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Warrants to the end that the provisions hereof (including without limitation provisions for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of Warrants at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.

       1E. OTHER ADJUSTMENTS. In case (i) the Company shall issue or sell any shares of its Common Stock for a consideration per share less than the fair market value thereof at the time of such issues of sale, or issue or grant any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or Convertible Securities at an exercise price per share of Common Stock less than the fair market value thereof on the date of such issue or grant, or issue or sell any Convertible Securities having a conversion or exchange price per share of Common Stock less than the fair market value thereof on the date of such issue or sale, or (ii) any other corporate event or transaction of the Company, outside the ordinary course of business consistent with past practice, not specified or contemplated by this Section 1 occurs which equitably requires an anti-dilutive adjustment to the Warrants represented


                  Page 53 of 78 Pages
hereby, the Board of Directors of the Company shall make such appropriate adjustments to the Warrants as it may determine in its reasonable business judgment.

       1F. NOTICE OF ADJUSTMENT. Upon any adjustment of the Exercise Price, then and in each such case the Company shall promptly deliver to the Holder a certificate of the chief financial officer of the Company setting forth the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock issuable upon Exercise of the Warrant or Warrants held by each holder of Warrants, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

       1G. PROHIBITION OF CERTAIN ACTIONS. The Company will not (i) authorize or issue, or agree to authorize or issue, any shares of its capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Company unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets or (ii) take any action which would result in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation.

       1H. STOCK TO BE RESERVED. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder.
The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all Liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be required to assure that the par value, if any, per share of the Common Stock is at all times equal to or less than the then effective Exercise Price. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed.

       1I. REGISTRATION AND LISTING OF COMMON STOCK. If any shares of Common Stock required to be reserved for purposes of exercise of Warrants hereunder require registration with or approval


                  Page 54 of 78 Pages
of any governmental authority under any Federal or state law (other than the Securities Act) before such shares may be issued upon exercise, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. Shares of Common Stock issuable upon exercise of the Warrants shall be registered by the Company under the Securities Act or similar statute then in effect if required by paragraph 11 and subject to the conditions stated in such paragraph. If and so long as the Common Stock is listed on any national securities exchange, the Company will, at its expense, obtain promptly and maintain the approval for listing on each such exchange upon official notice of issuance, of shares of Common Stock issuable upon exercise of the then outstanding Warrants and maintain the listing of such shares after their issuance; and the Company will also list on such national securities exchange, will register under the Securities Exchange Act of 1933, as amended (the "Exchange Act"), and will maintain such listing of, any other securities that at any time are issuable upon exercise of the Warrants, if and at the time that any securities of the same class shall be listed on such national securities exchange by the Company or shall require registration under the Exchange Act.

       1J. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any Warrant or of any shares of Common Stock issued or issuable upon the exercise of any Warrant in any manner which interferes with the timely exercise of such Warrant.

       1K. NO RIGHTS OR LIABILITIES AS SHAREHOLDERS. No Warrant shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Warrant, in the absence of the actual exercise of such Warrant or any part thereof by the holder thereof into Common Stock issuable upon such exercise, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.

       SECTION 2.  METHOD OF EXERCISE OF WARRANTS
                   ------------------------------

       The Warrants may be exercised by the surrender of this Certificate, with the Form of Subscription attached hereto duly executed by the holder, to the Company at its principal office, accompanied by payment of the Exercise Price for the number of shares of Common Stock specified. The Warrants may be exercised for less than the full number of shares of Common Stock called for hereby by surrender of this Certificate in the manner and at the place provided above, accompanied by payment for the number of shares of Common Stock being purchased. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for


                  Page 55 of 78 Pages
exercise, accompanied by the full Exercise Price in cash or certified or bank cashier's check, the holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to the holder.

       As soon as practicable after the exercise of these Warrants in whole or in part and, in any event, within ten days thereafter, the Company at its expense will cause to be issued in the name of and delivered to the holder a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (and any new Warrants) to which the holder shall be entitled upon such exercise. Each certificate for shares of Common Stock so delivered shall be in such denominations as may be requested by the holder and shall be registered in the name of the holder or such other name as the holder may designate.

       SECTION 3.  PAYMENT OF TAXES
                   ----------------

       The issuance of certificates for shares of Common Stock upon exercise of the Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereto; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Warrant or Warrants exercised.

       SECTION 4.  MUTILATED OR MISSING WARRANT CERTIFICATES
                   -----------------------------------------

       Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification and upon surrender and cancellation of this Warrant Certificate, if mutilated, the Company will execute and deliver a new Warrant Certificate of like tenor and date.


                  Page 56 of 78 Pages

       IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

                   DOUBLETREE CORPORATION



                   By:
                      ------------------------------
                      Name:
                      Title:


                  Page 57 of 78 Pages

                 FORM OF SUBSCRIPTION
                 --------------------


                                DATE:               19



TO:  DOUBLETREE CORPORATION


       The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such
Warrants for, and to purchase thereunder,                  shares of Common
Stock of DOUBLETREE CORPORATION (the "Company") and herewith makes payment of $
         to the Company, evidenced by delivery of                 , and requests
that the certificate of such shares be issued in the name of, and be delivered
to                 , whose address is                             .




                           (Name of Holder)



                           (Authorized Signatory)



                           (Address)


                  Page 58 of 78 Pages

                       EXHIBIT 3
                       ---------


       THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION UNDER SUCH ACT AND THE RULES AND REGULATIONS THEREUNDER.



Void after 5:00 P.M., November 8,              Warrants to Purchase
2001 (unless previously term-                  Common Stock Dated:
inated under the circumstances                 November 8, 1996
described herein)



           WARRANT CERTIFICATE REPRESENTING
         WARRANTS TO PURCHASE COMMON STOCK OF
                DOUBLETREE CORPORATION
         ------------------------------------

FOR VALUE RECEIVED, Doubletree Corporation, a Delaware corporation (the "Company"), hereby certifies that, PT Investments, Inc. ("Holder"), the holder of these Warrants (the "Warrants", and each right to purchase a share of Common Stock, a "Warrant") is entitled, subject to the terms set forth below, at any time on or after November 8, 1996, or from time to time thereafter, but not later than November 8, 2001 to purchase from the Company 262,753 fully paid and nonassessable shares of Common Stock, par value $.01 per share ("Common Stock"), of the Company. These Warrants and all rights hereunder, to the extent such rights shall not have been exercised, shall terminate and become null and void at 5:00 p.m., New York time, on November 8, 2001.

       These Warrants shall be subject to the terms set forth in the Securities Purchase Agreement dated as of October 31, 1996 by and between the Company and the Trustees of General Electric Pension Trust, pursuant to which these Warrants are being issued, and to the following terms and conditions:

       SECTION 1.  EXERCISE OF WARRANTS; EXERCISE PRICE; ADJUSTMENTS
                   --------------------------------------------------
                   RELATIVE TO EXERCISE OF WARRANTS
                   --------------------------------

       1A.  EXERCISE OF WARRANTS. (a)  Subject to the conditions of this
Section 1, the holder of any Warrant at the holder's option may exercise such holder's rights under all or any part of the Warrants to purchase Common Stock (the "Warrant Shares") at a price per share equal to $38.06 (the "Exercise Price") at any time on or after the date hereof. The Warrant Shares and the Exercise Price are subject to certain adjustments as set forth in this Section 1 and the terms Warrant Shares and Exercise Price as used herein shall as of


                  Page 59 of 78 Pages
any time be deemed to include all such adjustments to be given effect as of such time in accordance with the terms hereof.

       1B. STOCK DIVIDENDS. In case at any time the Company shall declare a dividend or make any other distribution upon any class or series of stock of the Company payable in shares of Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such convertible or exchangeable stock or securities being herein called "CONVERTIBLE SECURITIES"), the Exercise Price in effect on the record date for such dividend or distribution shall be proportionately reduced. In case the Company shall take a record of the holders of its Common Stock for the purpose of entitling them to receive a dividend or other distribution payable in shares of Common Stock or in Convertible Securities, then such record date shall be deemed to be the date of the issue of the shares of Common Stock deemed to have been issued as a result of the declaration of such dividend or the making of such other distribution, as the case may be, unless such dividend or other distribution is to be measured by the market price of the Common Stock in effect on the date such dividend or other distribution is made, in which case such date shall be deemed to be the date of the issue of the shares of Common Stock deemed to have been so issued. For purposes of such adjustment, the number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company.

       1C. SUBDIVISION OR COMBINATION OF STOCK. In case the Company shall at any time subdivide its outstanding shares of Common Stock into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of shares of Common Stock issuable upon exercise of each Warrant shall be proportionately increased, and conversely, in case the outstanding shares of Common Stock of the Company shall be combined into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of shares of Common Stock issuable upon exercise of each Warrant shall be proportionately decreased.

       1D. CHANGES IN COMMON STOCK. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or sale, transfer or other disposition of all or substantially all of its properties to another corporation, shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition, lawful and adequate provision shall be made whereby each holder of Warrants shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions herein specified and in lieu of the shares of the Common Stock of the Company immediately theretofore issuable upon exercise of the Warrants, such shares of stock, securities or properties, if any, as may be issuable or payable with respect to or in exchange for a


                  Page 60 of 78 Pages
number of outstanding shares of such Common Stock equal to the number of shares of such Common Stock immediately theretofore issuable upon exercise of the Warrants had such reorganization, reclassification, consolidation, merger, sale, transfer or other disposition not taken place, and in any such case appropriate provisions shall be made with respect to the rights and interests of each holder of Warrants to the end that the provisions hereof (including without limitation provisions for adjustment of the Exercise Price) shall thereafter be applicable, as nearly equivalent as may be practicable in relation to any shares of stock, securities or properties thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger, sale, transfer or other disposition, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing or otherwise acquiring such properties shall assume, by written instrument executed and mailed or delivered to the holders of Warrants at the last address of such holders appearing on the books of the Company, the obligation to deliver to such holders such shares of stock, securities or properties as, in accordance with the foregoing provisions, such holders may be entitled to acquire. The above provisions of this subparagraph shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, sales, transfers, or other dispositions.

       1E. OTHER ADJUSTMENTS. In case (i) the Company shall issue or sell any shares of its Common Stock for a consideration per share less than the fair market value thereof at the time of such issue or sale, or issue or grant any rights to subscribe for or to purchase, or any options for the purchase of, Common Stock or Convertible Securities at an exercise price per share of Common Stock less than the fair market value thereof on the date of such issue or grant, or issue or sell any Convertible Securities having a conversion or exchange price per share of Common Stock less than the fair market value thereof on the date of such issue or sale, or (ii) any other corporate event or transaction of the Company, outside the ordinary course of business consistent with past practice, not specified or contemplated by this Section 1 occurs which equitably requires an anti-dilutive adjustment to the Warrants represented hereby, then the Board of Directors of the Company shall make such appropriate adjustments to the Warrants as it may determine in its reasonable business judgment.

       1F. NOTICE OF ADJUSTMENT. Upon any adjustment of the Exercise Price or the number of shares issuable upon exercise of any Warrants represented hereby, then and in each such case the Company shall promptly deliver to the Holder a certificate of the chief financial officer of the Company setting forth the Exercise Price resulting from such adjustment and the increase or decrease, if any, in the number of shares of Common Stock issuable upon exercise of the Warrant or Warrants held by each holder of Warrants, and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.


                  Page 61 of 78 Pages

       1G. PROHIBITION OF CERTAIN ACTIONS. The Company will not (i) authorize or issue, or agree to authorize or issue, any shares of its capital stock of any class preferred as to dividends or as to the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding-up of the Company unless the rights of the holders thereof shall be limited to a fixed sum or percentage of par value in respect of participation in dividends and in the distribution of such assets or (ii) take any action which would result in any adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Company's Certificate of Incorporation.

       1H. STOCK TO BE RESERVED. The Company will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon the exercise of Warrants as herein provided, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants, and the Company will maintain at all times all other rights and privileges sufficient to enable it to fulfill all its obligations hereunder.
The Company covenants that all shares of Common Stock which shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and nonassessable, free from preemptive or similar rights on the part of the holders of any shares of capital stock or securities of the Company, and free from all Liens and charges with respect to the issue thereof; and without limiting the generality of the foregoing, the Company covenants that it will from time to time take all such action as may be required to assure that the par value, if any, per share of the Common Stock is at all times equal to or less than the then effective Exercise Price. The Company will take all such action as may be necessary to assure that such shares of Common Stock may be so issued without violation by the Company of any applicable law or regulation, or of any requirements of any domestic securities exchange upon which the Common Stock may be listed.

       1I.  REGISTRATION AND LISTING OF COMMON STOCK.  If any shares of
Common Stock required to be reserved for purposes of exercise of Warrants hereunder require registration with or approval of any governmental authority under any Federal or state law (other than the Securities Act) before such shares may be issued upon exercise, the Company will, at its expense and as expeditiously as possible, use its best efforts to cause such shares to be duly registered or approved, as the case may be. Shares of Common Stock issuable upon exercise of the Warrants shall be registered by the Company under the Securities Act or similar statute then in effect if required by paragraph 11 and subject to the conditions stated in such paragraph. If and so long as the Common Stock is listed on The Nasdaq Stock Market's National Market or any national securities exchange, the Company will, at its expense, obtain promptly and maintain the approval for listing on each such exchange upon official notice of issuance, of shares of Common Stock issuable upon exercise of the then outstanding Warrants and maintain the listing of such


                  Page 62 of 78 Pages
shares after their issuance; and the Company will also list on such national securities exchange, will register under the Securities Exchange Act of 1933, as amended (the "Exchange Act"), and will maintain such listing of, any other securities that at any time are issuable upon exercise of the Warrants, if and at the time that any securities of the same class shall be listed on such national securities exchange by the Company or shall require registration under the Exchange Act.

       1J. CLOSING OF BOOKS. The Company will at no time close its transfer books against the transfer of any Warrant or of any shares of Common Stock issued or issuable upon the exercise of any Warrant in any manner which interferes with the timely exercise of such Warrant.

       1K. NO RIGHTS OR LIABILITIES AS SHAREHOLDERS. No Warrant shall entitle any holder thereof to any of the rights of a shareholder of the Company. No provision of this Warrant, in the absence of the actual exercise of such Warrant or any part thereof by the holder thereof into Common Stock issuable upon such exercise, shall give rise to any liability on the part of such holder as a shareholder of the Company, whether such liability shall be asserted by the Company or by creditors of the Company.

       SECTION 2.  METHOD OF EXERCISE OF WARRANTS
                   ------------------------------

       (a) The Warrants may be exercised by the surrender of this Certificate, with the Form of Subscription attached hereto duly executed by the holder, to the Company at its principal office, accompanied by payment of the Exercise Price for the number of shares of Common Stock specified. The Warrants may be exercised for less than the full number of shares of Common Stock called for hereby by surrender of this Certificate in the manner and at the place provided above, accompanied by payment for the number of shares of Common Stock being purchased. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for exercise, accompanied by the full Exercise Price in cash or certified or bank cashier's check, the holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to the holder.

       (b) Alternatively, at the option of the Holder, the Warrants may be exercised by the exchange of all of or part of the Warrants (a "Warrant Exchange"), into the number of shares of Common Stock determined in accordance with this Section 2(b), by surrendering this Certificate, with the Form of Subscription attached hereto duly executed by the Holder, to the Company at its principal


                  Page 63 of 78 Pages
office. If the Warrants should be exercised in part only, the Company shall, upon surrender of this Warrant Certificate for cancellation, execute and deliver a new Warrant Certificate evidencing the right of the Holder to purchase the balance of the shares purchasable hereunder. Upon receipt by the Company of this Warrant Certificate at the office of the Company, in proper form for exercise, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or the certificates representing such Common Stock shall not then be actually delivered to the Holder. In connection with any Warrant Exchange, this Warrant Certificate shall represent the right to subscribe for and acquire the number of shares of Common Stock (rounded to the next highest integer) equal to (i) the number of shares specified by the Holder in its Form of Subscription (the "Total Number") less
(ii) the number of shares equal to the quotient obtained by dividing (A) the product of the Total Number and the existing Exercise Price by (B) the "volume-weighted average quote" of the reported sales prices per share of Common Stock quoted on The Nasdaq Stock Market's National Market ("NASDAQ"), as reported by Bloomberg L.P., for the ten consecutive trading days immediately preceding the exercise of the Warrant (or the comparable closing price if the Common Stock shall not then be quoted on NASDAQ or reported by Bloomberg L.P.).

       (c) As soon as practicable after the exercise of these Warrants in whole or in part and, in any event, within ten days thereafter, the Company at its expense will cause to be issued in the name of and delivered to the holder a certificate or certificates for the number of fully paid and nonassessable shares of Common Stock (and any new Warrants) to which the holder shall be entitled upon such exercise. Each certificate for shares of Common Stock so delivered shall be in such denominations as may be requested by the holder and shall be registered in the name of the holder or such other name as the holder may designate.

       SECTION 3.  PAYMENT OF TAXES
                   ----------------

       The issuance of certificates for shares of Common Stock upon exercise of the Warrants shall be made without charge to the holders of the Warrants exercised for any issuance tax in respect thereto; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Warrant or Warrants exercised.

       SECTION 4.  MUTILATED OR MISSING WARRANT CERTIFICATES
                   -----------------------------------------

       Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant Certificate, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification and upon surrender and cancellation of this Warrant Certificate, if mutilated,


                  Page 64 of 78 Pages
the Company will execute and deliver a new Warrant Certificate of like tenor and date.


                  Page 65 of 78 Pages

       IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed, as of the day and year first above written.

                   DOUBLETREE CORPORATION



                   By:
                      ------------------------------
                      Name:
                      Title:


                  Page 66 of 78 Pages

                 FORM OF SUBSCRIPTION
                 --------------------


                                     DATE:               19



TO:  DOUBLETREE CORPORATION


       The Undersigned, the holder of the within Warrants, hereby irrevocably elects to exercise all or part of the purchase right represented by such Warrants for, and
to purchase thereunder, [                 shares of Common Stock of DOUBLETREE
CORPORATION (the "Company") and
herewith makes payment of $            to the Company,
evidenced by delivery of                 ,] [alternatively, pursuant to Section
2(b) of the Warrants: [___ (the "Total Number") number of shares of Common Stock of DOUBLETREE CORPORATION (the "Company") in a Warrant Exchange described in
Section 2(b) of the Warrants,] and requests that the certificate of such shares
be issued in the name of, and be delivered to                 , whose address is
                                      .




                                -----------------------------
                                (Name of Holder)



                                -----------------------------
                                (Authorized Signatory)



                                -----------------------------
                                (Address)


                  Page 67 of 78 Pages

                       EXHIBIT 4
                       ---------


                   OPTION AGREEMENT


       THIS AGREEMENT, dated as of June 30, 1994, is made by and between Doubletree Corporation, a Delaware corporation hereinafter referred to as the "Company," and GE Investment Hotel Partners I, Limited Partnership ("GEHOP"), an affiliate of the Company or Subsidiary of the Company, hereinafter referred to as "Optionholder":

       WHEREAS, the Company wishes to afford the Optionholder the opportunity to purchase an option to purchase 20,000 shares of its $.01 par value Common Stock (the "Option"); and

       WHEREAS, the Board of Directors (the "Board") of the Company has determined that it would be to the advantage and best interest of the Company and its stockholders to grant the Option, and has advised the Company thereof and instructed the undersigned officers to issue said Option;

       NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

                       ARTICLE I

                      DEFINITIONS
                      -----------

       Whenever the following terms are used in this Agreement, they shall have the meaning specified below unless the context clearly indicates to the contrary. The masculine pronoun shall include the feminine and neuter, and the singular the plural, where the context so indicates.

SECTION 1.1 - BOARD
-----------   -----

       "Board" shall mean the Board of Directors of the Company.

SECTION 1.2 - COMMON STOCK
-----------   ------------

       "Common Stock" shall mean the Common Stock of the Company, par value $.01 per share, and any equity security of the Company issued or authorized to be issued in the future, but excluding any warrants, options or other rights to purchase Common Stock. Debt securities of the Company convertible into Common Stock shall be deemed equity securities of the Company.


                  Page 68 of 78 Pages

SECTION 1.3 - Company
-----------   -------

       "Company" shall mean Doubletree Corporation, a Delaware corporation.

SECTION 1.4 - EXCHANGE ACT
-----------   ------------

       "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

SECTION 1.5 - FAIR MARKET VALUE
-----------   -----------------

       "Fair Market Value" of a share of Common Stock as of a given date shall be (i) the mean between the highest and lowest selling price of a share of Common Stock on the principal exchange on which shares of Common Stock are then trading, if any, on such date, or if shares were not traded on such date, then on the closest preceding date on which a trade occurred, or (ii) if Common Stock is not traded on an exchange, the mean between the closing representative bid and asked prices for the Common Stock on such date as reported by NASDAQ or, if NASDAQ is not then in existence, by its successor quotation system; or (iii) if Common Stock is not publicly traded, the Fair Market Value of a share of Common Stock as established by the Committee acting in good faith.

SECTION 1.6 - GEHOP
-----------   -----

       "GEHOP" shall mean GE Investment Hotel Partners I, Limited
Partnership.

SECTION 1.7 - SECRETARY
-----------   ---------

       "Secretary" shall mean the Secretary of the Company.

SECTION 1.8 - SECURITIES ACT
-----------   --------------

       "Securities Act" shall mean the Securities Act of 1933, as amended.

SECTION 1.9 - SUBSIDIARY
-----------   ----------

       "Subsidiary" shall mean any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

SECTION 1.10 - OPTION
------------   ------

       "Option shall mean an option granted under this Agreement.


                  Page 69 of 78 Pages

SECTION 1.11 - OPTIONHOLDER
------------   ------------

       "Optionholder" shall mean GEHOP.


                      ARTICLE II

                    SALE OF OPTION
                    --------------

SECTION 2.1 - SALE OF OPTION
-----------   --------------

       In consideration of the payment of the amount set forth in Section 2.2 hereof, and for other good and valuable consideration, on the date hereof the Company irrevocably grants to the Optionholder the option to purchase any part or all of an aggregate of 20,000 shares of its $.01 par value Common Stock upon the terms and conditions set forth in this Agreement.

SECTION 2.2 - CONSIDERATION TO THE COMPANY
-----------   ----------------------------

       In consideration of the granting of the Option by the Company, the Optionholder shall pay to the Company an aggregate amount of $200.00 in cash upon the execution of this Agreement.

SECTION 2.3 - EXERCISE PRICE
-----------   --------------

       The purchase price of the shares of stock covered by the Option shall be $13.00 per share without commission or other charge.

SECTION 2.4 - ADJUSTMENTS IN OPTION
-----------   ---------------------

       (a) In the event that the outstanding shares of the stock subject to the Option are changed into or exchanged for a different number or kind of shares of the Company or other securities of the Company, or of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split up, stock dividend or combination of shares, the Board shall make an appropriate and equitable adjustment in the number and kind of shares as to which the Option, or portions thereof then unexercised, shall be exercisable, to the end that after such event the Optionholder's proportionate interest shall be maintained as before the occurrence of such event. Such adjustment in the Option may include any necessary corresponding adjustment in the Option price per share, but shall be made without change in the total price applicable to the unexercised portion of the Option (except for any change in the aggregate price resulting from rounding-off of share quantities or prices). Any such adjustment made by the Board shall be final and binding upon the Optionholder, the Company and all other interested persons.

       (b) Notwithstanding the foregoing, in the event of such a reorganization, merger, consolidation, recapitalization, reclassification, stock split up, stock dividend or combination, or


                  Page 70 of 78 Pages
other adjustment or event which results in shares of Common Stock being exchanged for or converted into cash, securities or other property, the Company will have the right to terminate this Agreement as of the date of the exchange or conversion, in which case all options, rights and other awards under this Agreement shall become the right to receive such cash, securities or other property, net of any applicable exercise price.

       (c) In the event of a "spin-off" or other substantial distribution of assets of the Company which has a material diminutive effect upon the Fair Market Value of the Company's Common Stock, the Board may in its discretion make an appropriate and equitable adjustment to the Option to reflect such diminution.


                      ARTICLE III

               PERIOD OF EXERCISEABILITY
               -------------------------

SECTION 3.1 - COMMENCEMENT OF EXERCISABILITY
-----------   ------------------------------

       The Option shall become exercisable in four (4) cumulative installments as follows:

       (a) The first installment shall consist of twenty-five percent (25%) of the shares covered by the Option and shall become exercisable on the first anniversary of the date the Option is granted.

       (b) The second installment shall consist of twenty-five percent (25%) of the shares covered by the Option and shall become exercisable on the second anniversary of the date the Option is granted.

       (c) The third installment shall consist of twenty-five percent (25%) of the shares covered by the Option and shall become exercisable on the third anniversary of the date the Option is granted.

       (d) The fourth installment shall consist of twenty-five percent (25%) of the shares covered by the Option and shall become exercisable on the fourth anniversary of the date the Option is granted.

SECTION 3.2 - DURATION OF EXERCISABILITY
-----------   --------------------------

       The installments provided for in Section 3.1 are cumulative. Each such installment which becomes exercisable pursuant to Section 3.1 shall remain exercisable until it becomes unexercisable under Section 3.3.


                  Page 71 of 78 Pages

SECTION 3.3 - EXPIRATION OF OPTION
-----------   --------------------

       The Option may not be exercised to any extent by anyone after the first to occur of the following events:

       (a) The expiration of ten (10) years from the date the Option was granted;

       (b) The effective date of either the merger or consolidation of the Company with or into another corporation, the exchange of all or substantially all of the assets of the Company for the securities of another corporation, the acquisition by another corporation or person of all or substantially all of the Company's assets or fifty percent (50%) or more of the Company's then outstanding voting stock (other than an acquisition by the General Electric Pension Trust or its affiliates, by Canadian Pacific or its affiliates, by Richard Ferris or by Peter Ueberroth of more than 50% of the Company's then outstanding voting stock), or the liquidation or dissolution of the Company, unless the Board waives this provision in writing. At least ten (10) days prior to the effective date of such merger, consolidation, exchange, acquisition, liquidation or dissolution, the Board shall give the Optionholder notice of such event if the Option has then neither been fully exercised nor become unexercisable under this Section 3.3.

SECTION 3.4 - ACCELERATION OF EXERCISABILITY
-----------   ------------------------------

       In the event of the merger or consolidation of the Company with or into another corporation, the exchange of all or substantially all of the assets of the Company for the securities of another corporation, the acquisition by another corporation or person of all or substantially all of the Company's assets or fifty percent (50%) or more of the Company's then outstanding voting stock (other than an acquisition by the General Electric Pension Trust or its affiliates, by Canadian Pacific or its affiliates, by Richard Ferris or by Peter Ueberroth of more than 50% of the Company's then outstanding voting stock), or the liquidation or dissolution of the Company, this Option shall be exercisable as to all the shares covered hereby, notwithstanding that this Option may not yet have become fully exercisable under Section 3.1(a); provided, however, that this acceleration of exercisability shall not take place if:

       (a) Such acceleration of exercisability would be inconsistent with the requirements of Rule 16b-3;

       (b) This Option becomes unexercisable under Section 3.3 prior to said effective date; or

       (c) In connection with such an event, provision is made for an assumption of this Option or a substitution therefor of a new option by the succeeding employer corporation or a parent or subsidiary of such corporation.


                  Page 72 of 78 Pages

       The Board may make such determinations and adopt such rules and conditions as it, in its absolute discretion, deems appropriate in connection with such acceleration of exercisability, including, but not by way of limitation, provisions to ensure that any such acceleration and resulting exercise shall be conditioned upon the consummation of the contemplated corporate transaction.


                      ARTICLE IV

                  EXERCISE OF OPTION
                  ------------------

SECTION 4.1 - PARTIAL EXERCISE
-----------   ----------------

       Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised in whole or in part at any time prior to the time when the Option or portion thereof becomes unexercisable under Section 3.3; provided, however, that each partial exercise shall be for not less than one hundred (100) shares (or the minimum installment set forth in Section 3.1, if a smaller number of shares) and shall be for whole shares only.

SECTION 4.2 - MANNER OF EXERCISE
-----------   ------------------

       The Option, or any exercisable portion thereof, may be exercised solely by delivery to the Secretary or his office of all of the following prior to the time when the Option or such portion becomes unexercisable under Section 3.3:

       (a) Notice in writing signed by the Optionholder stating that the Option or portion is thereby exercised, such notice complying with all applicable rules established by the Board; and

       (b) (i) Full payment (in cash) for the shares with respect to which such Option or portion is exercised; or

           (ii) With the consent of the Board, (A) shares of the Company's Common Stock owned by the Optionholder duly endorsed for transfer to the Company or (B) subject to the timing requirements of Section 4.3, shares of the Company's Common Stock issuable to the Optionholder upon exercise of the Option, with a Fair Market Value on the date of Option exercise equal to the aggregate purchase price of the shares with respect to which such Option or portion is exercised; or

          (iii) With the consent of the Board, any combination of the consideration provided in the foregoing subparagraphs (i) and (ii); and

       (c) A bona fide written representation and agreement, in a form satisfactory to the Board, signed by the Optionholder, stating that the shares of stock are being acquired for the Optionholder's own account, for investment and without any present intention of


                  Page 73 of 78 Pages
distributing or reselling said shares or any of them except as may be permitted under the Securities Act and then applicable rules and regulations thereunder, and that the Optionholder will indemnify the Company against and hold it free and harmless from any loss, damage, expense or liability resulting to the Company if any sale or distribution of the shares by such person is contrary to the representation and agreement referred to above. The Board may, in its absolute discretion, take whatever additional actions it deems appropriate to insure the observance and performance of such representation and agreement and to effect compliance with the Securities Act and any other federal or state securities laws or regulations. Without limiting the generality of the foregoing, the Board may require an opinion of counsel acceptable to it to the effect that any subsequent transfer of shares acquired on an Option exercise does not violate the Securities Act, and may issue stop-transfer orders covering such shares. Share certificates evidencing stock issued on exercise of this Option shall bear an appropriate legend referring to the provisions of this subsection (c) and the agreements herein. The written representation and agreement referred to in the first sentence of this subsection (c) shall, however, not be required if the shares to be issued pursuant to such exercise have been registered under the Securities Act, and such registration is then effective in respect of such shares; and

       (d) Full payment to the Company (or other employer corporation) of all amounts which, under federal, state or local tax law, it is required to withhold upon exercise of the Option; with the consent of the Board, (i) shares of the Company's Common Stock owned by the Optionholder duly endorsed for transfer, or (ii) subject to the timing requirements of Section 4.3, shares of the Company's Common Stock issuable to the Optionholder upon exercise of the Option, having a Fair Market Value at the date of Option exercise equal to the sums required to be withheld, may be used to make all or part of such payment.

SECTION 4.3 - CERTAIN TIMING REQUIREMENTS
-----------   ---------------------------

       Shares of the Company's Common Stock issuable to the Optionholder upon exercise of the Option may be used to satisfy the Option price or the tax withholding consequences of such exercise only (i) during the period beginning on the third (3rd) business day following the date of release of the quarterly or annual summary statement of sales and earnings of the Company and ending on the twelfth (12th) business day following such date or (ii) pursuant to an irrevocable written election by the Optionholder to use shares of the Company's Common Stock issuable to the Optionholder upon exercise of the Option to pay all or part of the Option price or the withholding taxes (subject to the approval of the Board) made at least six (6) months prior to the payment of such Option price or withholding taxes.


                  Page 74 of 78 Pages

SECTION 4.4 - CONDITIONS TO ISSUANCE OF STOCK CERTIFICATES
-----------   --------------------------------------------

       The shares of stock deliverable upon the exercise of the Option, or any portion thereof, may be either previously authorized but unissued shares or issued shares which have then been reacquired by the Company. Such shares shall be fully paid and nonassessable. The Company shall not be required to issue or deliver any certificate or certificates for shares of stock purchased upon the exercise of the Option or portion thereof prior to fulfillment of all of the following conditions:

       (a) The admission of such shares to listing on all stock exchanges on which such class of stock is then listed; and

       (b) The completion of any registration or other qualification of such shares under any state or federal law or under rulings or regulations of the Securities and Exchange Commission or of any other governmental regulatory body, which the Board shall, in its absolute discretion, deem necessary or advisable; and

       (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Board shall, in its absolute discretion, determine to be necessary or advisable; and

       (d) The receipt by the Company of full payment for such shares, including payment of all amounts which, under federal, state or local tax law, it is required to withhold upon exercise of the Option; and

       (e) The lapse of such reasonable period of time following the exercise of the Option as the Board may from time to time establish for reasons of administrative convenience, provided, however, that the Company shall undertake and diligently pursue satisfaction of the foregoing conditions within a reasonable time after exercise of the Option.

SECTION 4.5 - RIGHTS AS SHAREHOLDER
-----------   ---------------------

       The holder of the Option shall not be, nor have any of the rights or privileges of, a shareholder of the Company in respect of any shares purchasable upon the exercise of any part of the Option unless and until certificates representing such shares shall have been issued by the Company to such holder.


                       ARTICLE V

                   OTHER PROVISIONS
                   ----------------

SECTION 5.1 - ADMINISTRATION
-----------   --------------

       The Board shall have the power to interpret this Agreement and to adopt such rules for the administration, interpretation and


                  Page 75 of 78 Pages
application of this Agreement as are consistent therewith and to interpret or revoke any such rules. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and binding upon the Optionholder, the Company and all other interested persons. No member of the Board shall be personally liable for any action, determination or interpretation made in good faith with respect to this Agreement or the Option.

SECTION 5.2 - OPTION NOT TRANSFERABLE
-----------   -----------------------

       Neither the Option nor any interest or right therein or part thereof shall be liable for the debts, contracts or engagements of the Optionholder or his successors in interest or shall be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect; provided, however, that this Section 5.2 shall not prevent transfers by will or by the applicable laws of descent and distribution, and provided, further, that Optionholder shall have the right to assign or distribute the Option, in whole or in part, to Optionholder's partners upon Optionholder's dissolution or liquidation, whereupon each assignee or distributee shall be entitled to all rights hereunder as to the portion of the Option conveyed to it.

SECTION 5.3 - SHARES TO BE RESERVED
-----------   ---------------------

       The Company shall at all times during the term of the Option reserve and keep available such number of shares of stock as will be sufficient to satisfy the requirements of this Agreement.

SECTION 5.4 - NOTICES
-----------   -------

       Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of its Secretary, and any notice to be given to the Optionholder shall be addressed to GEHOP at P.O. Box 7900, 3003 Summer Street, Stamford, Connecticut 06904-7900, Attention: General Counsel, with a copy to Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, Attn: Sanford W. Morhouse, Esq. (WCS/49376). By a notice given pursuant to this Section 5.4, either party may hereafter designate a different address for notices to be given to him. Any notice shall be deemed duly given when enclosed in a properly sealed envelope or wrapper addressed as aforesaid, deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service.


                  Page 76 of 78 Pages

SECTION 5.5 - TITLES
-----------   ------

       Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

SECTION 5.6 - CONSTRUCTION
-----------   ------------

       This Agreement shall be administered, interpreted and enforced under the laws of the State of Delaware.

SECTION 5.7 - CONFORMITY TO SECURITIES LAWS
-----------   -----------------------------

       The Optionholder acknowledges that this Agreement is intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder. Notwithstanding anything herein to the contrary, this Agreement shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.



                  Page 77 of 78 Pages

       IN WITNESS WHEREOF, this Agreement has been executed and delivered by the parties hereto.

                                     Doubletree Corporation


                                     By:
                                        -----------------------------------
                                        WILLIAM L. PEROCCHI, EXECUTIVE VICE
                                        PRESIDENT, CHIEF FINANCIAL OFFICER
                                        AND SECRETARY


GE Investment Hotel Partners I, Limited Partnership

By: GE Investment Management Incorporated, its general partner


By:
   ---------------------------


Title:
     ------------------------


Taxpayer Identification Number:


------------------------------